VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«29» august 2005
№ 1101/55523

05011916

Securities and Exchange Commi
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Messages of the data that can affect materially the value of the joint-stock company's securities;

– Message of Essential Fact Information about the Issuer's obligation maturity to the Owner of securities.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 10/20

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Canadian Imperial Bank of Commerce Commerce Court West 9, Toronto, ON M5L 1A2, Canada
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	6,27%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	0,0%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	22.08.2005

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. August 23th, 2005	*Stamp*	

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	U.F.G.I.S. Trading Limited 1 Naousis Street, Larnaca, Cyprus
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	0,0%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	6,27%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	19.08.2005

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. August 22th, 2005	*Stamp*	

MESSAGE
of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	U.F.G.I.S. Trading Limited 1 Naousis Street, Larnaca, Cyprus
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	6,27%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	0,0%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	19.08.2005

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. August 22th, 2005	*Stamp*	

MESSAGE
of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Tamarisk Trading Limited 221, Christodoulou Hadjipavlou str., Helios Court 1st Floor, Limassol, Cyprus
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	1,30%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	7,57%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	19.08.2005

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. August 22th, 2005	*Stamp*	

Message of Essential Fact
Information about the Issuer's obligation maturity to the Owner of securities

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/akc/events.html
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»
1.9. Code of essential fact:	0900143924082005

2. Summary of the Message	
2.1. Category, type, series and other identification characteristics of securities.	Ordinary non-documentary registered shares. Preference non-documentary registered shares with fixed rate of dividend.
2.2. State registration number of the issue (additional issue) of securities, date of the state registration.	10101439B dated April 12, 1991. 20201439B dated March 06, 2002. Name of the registration authority: Central Bank of Russian Federation.
2.3. The content of the issuer's obligation, and with regard to a monitory lliability or any other liability which can be expressed in the monitory form, – also the amount of such liability:	to pay dividends on ordinary non-documentary registered shares, preference non-documentary registered shares with fixed rate of dividend. The amount of such liability: RUR 11 936 357
2.4 Maturity date for payment of dividends on the issuer's securities or, if such obligation on dividend payment on securities must be executed by the issuer within the fixed term (period of time) - closing date of the above term:	Payment of dividends was executed from August 16, 2005 to August 24, 2005 by transfer of the amounts due to the corporate Shareholders to their settlement accounts, due to the individual Shareholders - to their personal accounts in accordance with the information recorded in the system of Register of the Bank "Vozrozhdeniye"'s Shareholders. Payment of dividends to the individual Shareholders can be also provided in cash at the cash offices of the Bank branches
2.5. The fact of fulfilment or non-fulfilment (default) of the issuer's obligation:	The obligation is fulfilled not in full.
2.6. In case of non-fulfilment of the obligation by the Issuer – the reason for such non-fulfilment: the reason for non-fulfilment of the obligation in full by the Issuer is non-submitting of banking details for transfer of the dividends by shareholders and non-appearance of the shareholders who chose to receive the dividends in cash at the Bank Vozrozhdeniye's branches that service shareholders.	The amount of such liability in the monetary form, in which it is not fulfilled: RUR 1 639 781

3. Signature		
3.1. Deputy Chairman of the Board – Head of Financial Department	(*signature*)	T.F.Gavrilkina
3.2. August 25th, 2005	*Stamp*	